FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2020

Commission File Number: 001-13240

Enel Generación Chile S.A.

(Translation of Registrant's Name into English)

Santa Rosa 76

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [ ] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [ ] No [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission

pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

Enel Generación Chile S.A.

Securities Registration Record N° 114

Santiago, November 26, 2020

Ger. Gen. 97 / 2020

Mr. Joaquín Cortés Huerta

Chairman

Financial Market Commission

1449 Libertador Bernardo O’Higgins Ave.

Santiago, Chile

Ref.:      SIGNIFICANT EVENT

Dear Sir,

In accordance with articles 9 and 10 under Chilean Securities Market Law N° 18,045, and as established under Chilean General Norm N°30 of the Financial Market Commission (“CMF” in Spanish), and as duly authorized on behalf of Enel Generación Chile S.A. (“Enel Generación Chile” or the “Company”), I hereby inform you of the following significant event:

Considering the financial results of Enel Generación Chile S.A. (the “Company”) as of September 30, 2020, and considering the 2020 Dividend Policy in force set forth at the Ordinary Shareholders' Meeting of April 29 of the current year, the interim dividend of 15% of accumulated earnings as of such date will not be distributed.

Additionally, Enel Generación Chile S.A. expects to offset the impairment resulting from the Company´s decarbonization process by distributing an eventual dividend charged to retained earnings of previous years, which would be paid together with the final dividend for the year 2020. The above will be subject to deliberation by the Company's Board of Directors during the first four months of 2021 and, if approved by said corporate body, that eventual dividend will be proposed for approval at the next Ordinary Shareholders' Meeting of the Company.

Sincerely,

Michele Siciliano

Chief Executive Officer

Enel Generación Chile S.A.

c.c.: Banco Central de Chile (Central Bank of Chile)

Bolsa de Comercio de Santiago (Santiago Stock Exchange)

           Bolsa Electrónica de Chile (Chile Electronic Stock Exchange)

Banco Santander Santiago - Representantes Tenedores de Bonos (Bondholders Representative)

           Depósito Central de Valores (Central Securities Depositary)

           Comisión Clasificadora de Riesgos (Risk Rating Commission)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Generación Chile S.A.

	By:	/s/ Michele Siciliano
		Name:	Michele Siciliano
		Title:	Chief Executive Officer

Date: November 26, 2020